EXHIBIT 99.1

Mag Silver Closes US$42.6 Million Common Share Offering

VANCOUVER, British Columbia, Feb. 07, 2023 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or the “Company”) announced today that it has completed its previously announced bought deal public offering and has issued 2,905,000 common shares (the “Common Shares”), including 170,000 Common Shares issued upon the partial exercise of the over-allotment option, at a price of US$14.65 per Common Share for gross proceeds of US$42,558,250 (the “Offering”). MAG intends to use the net proceeds of the Offering to fund exploration on Juanicipio and MAG’s other projects including Deer Trail, certain sustaining capital requirements at the Juanicipio Project not included in the initial project capital estimates, and for working capital and general corporate purposes.

The Offering was led by BMO Capital Markets and Raymond James Ltd. as the joint bookrunners, together with a syndicate of underwriters consisting of Canaccord Genuity Corp., H.C. Wainwright & Co., LLC, National Bank Financial Inc., Roth Canada Inc., TD Securities Inc. and Scotia Capital Inc.

The Common Shares were offered by way of a short form prospectus in all provinces and territories of Canada, other than Québec, and in the United States pursuant to a prospectus filed as part of an effective registration statement on Form F-10 (File No. 333-269411) (as amended, the “Registration Statement”) under the Canada/U.S. multi-jurisdictional disclosure system. Such documents contain important information about the Offering. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

The short form prospectus is available on SEDAR at www.sedar.com. The Registration Statement is available on the U.S. Securities and Exchange Commission’s (the “SEC”) website at www.sec.gov. Copies of the prospectus relating to the Offering may be obtained for free upon request in Canada by contacting BMO Nesbitt Burns Inc. (“BMO Capital Markets”), Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at 905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca, and in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 151 W 42nd Street, 32nd Floor, New York, NY 10036, or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com.

About MAG Silver Corp. (www.magsilver.com)

MAG Silver Corp. is a growth-oriented Canadian development and exploration company focused on becoming a top-tier primary silver mining company by exploring and advancing high-grade, district scale, precious metals projects in the Americas. Its principal focus and asset is the Juanicipio Project (44%), being developed with Fresnillo Plc (56%), the operator. The project is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where the operator is currently advancing underground mine development and commissioning a 4,000 tonnes per day processing plant. Underground mine production of mineralized development material commenced in Q3 2020, and an expanded exploration program is in place targeting multiple highly prospective targets at Juanicipio. MAG is also executing multi-phase exploration programs at the Deer Trail 100% earn-in Project in Utah and the recently acquired Larder Project, located in the historically prolific Abitibi region of Canada.

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, VP Investor Relations and Communications

Phone:	(604) 630-1399	Website:	www.magsilver.com
Toll Free:	(866) 630-1399

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain statements that may be deemed to be “forward-looking information” within the meanings of applicable Canadian securities legislation or “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward-looking statements, including statements regarding the expected use of proceeds. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, impacts (both direct and indirect) of COVID-19, timing of receipt of required permits, changes in applicable laws, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the MAG’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass, and investors should not place undue reliance upon forward-looking statements.

Email: info@magsilver.com